November 2, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (413) 572-4223

Mr. Donald A. Williams
Chairman and Chief Executive Officer
New Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

**Re: New Westfield Financial, Inc.
Registration Statement on Form S-1
Filed October 13, 2006
File No. 333-137024**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2 concerning the application of Rule 145; however, we find your analysis unpersuasive. For example, you state that shareholders are not being asked to accept a new or different security in exchange for their existing securities but it appears to us that you are asking shareholders to approve a plan whereby their shares will be exchanged for shares of New Westfield Financial. You argue that the mergers serve to accomplish a reorganization of the company but Rule 145 does not appear to address intent behind the transactions. Furthermore, your explanation still exposes you to reclassifications, as contemplated by Rule 145(a)(1). In addition, you

argue that the rights and privileges will be the same in the new entity as the old entity; however, even though shareholders will retain their voting rights, they will own shares of a company with a different corporate structure which will alter their investment. Please revisit Rule 145 and revise your disclosure to comply with this rule or provide a more thorough explanation as to why you should be exempt.

Summary – The Companies - Westfield Financial, page 6
The Conversion And Stock Offering – Share Exchange Ratio For Current Stockholders, page 123

2.   Please reconcile your statement regarding the amount of shares of Westfield Financial publicly held and the amount of shares held by Westfield Mutual Holding Company at June 30, 2006 with your presentation appearing on page 8.

We Intend to Distribute the Net Proceeds, page 29

3.   We note your response to our prior comment 13 regarding your specific intentions with regard to Westfield Bank and acknowledge that you can not provide exact dollar amounts; however, a rough estimate would suffice. Please revise. Also note the estimated cost to open the new branch in Westfield, Massachusetts.

Bank Regulatory Capital Compliance, page 33

4.   If true, please revise your presentation to deduct the amount to be acquired by the 2007 RRP from pro forma regulatory capital and make related changes to the filing, as applicable. In this regard, we note that you have increased regulatory capital by the amount to be acquired by the RRP from your prior calculations. In your reconciliation of capital infused into Westfield Bank we note the following:

- The amount of net proceeds infused does not equal the tabular presentation amount of proceeds contributed to Westfield Bank line item at the various levels of shares sold in the offering appearing on page 29. We also note a reference to the amount to be contributed to Westfield Bank assuming the company sells 17,250,000 shares in the stock offering as $84,827,000 on page 15. It appears that you have also reduced these amounts by 50% of the MHC capital addition.

- The amount of common stock acquired by the ESOP is deducted from net proceeds infused to arrive at the pro forma increase in regulatory capital

Pro Forma Data – Note (2), pages 38 & 40

5.   We note that you have assumed an interest rate of 0% on the ESOP loan. Please revise to assume a rate commensurate with the bank's cost of funding the loan. Refer to Staff Accounting Bulletin Topic 1.B.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations – Comparison Of Financial Condition At December 31, 2005 and December 31, 2004, page 50

6.   Please revise the amount of securities at December 31, 2005 to read $354.9 million.

Lending Activities –Allowance For Loan Losses, page 75

7.   Please provide a reference to note (2) to the tabular presentation.

Deferred Compensation Agreement, page 109

8.   We note the revisions made to your disclosure regarding Mr. Williams' participation in the deferred compensation agreement. Please confirm that if Mr. Williams retired tomorrow he would receive $13,393 per month for the longer of his lifetime or 20 years but if he had a debilitating heart attack tomorrow, he would receive $13,393 per month for 10 years only. If so, it appears that you are encouraging the retirement of Mr. Williams which should be disclosed in the appropriate sections.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christina Harley at (202) 551-3695 or Donald A. Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Richard A. Schaeberg
        Thacher Proffitt & Wood LLP
        1700 Pennsylvania Avenue, NW
        Suite 800
        Washington, DC 20006